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                                Filed by: New Bradford Bancorp, Inc. pursuant to
                                   Rule 425 under the Securities Act of 1933 and
                                            deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company:  Patapasco Bancorp, Inc.
                                                    Commission File No.: 0-28032


FOR IMMEDIATE RELEASE                     CONTACTS:

                                          Dallas R. Arthur
                                          President
                                          Bradford Bancorp, Inc.
                                          (410) 372-1480

                                          Michael J. Dee
                                          President
                                          Patapsco Bancorp, Inc.
                                          (410) 285-1010


      BRADFORD BANCORP, INC. TO ACQUIRE PATAPSCO BANCORP, INC. IN CASH AND STOCK DEAL VALUED AT $23 PER SHARE AND CONDUCT INITIAL PUBLIC OFFERING

         Baltimore and Dundalk, Maryland - (March 19, 2007) Bradford Bancorp, Inc. and its subsidiary, Bradford Bank, announced today that they have entered into a definitive agreement to acquire Patapsco Bancorp, Inc. (OTCBB: PATD) and its subsidiary, The Patapsco Bank. In connection with the merger, Bradford Bank's current mutual holding company, Bradford Bank MHC, which owns 100% of Bradford Bancorp's outstanding shares, will undergo a full mutual-to-stock conversion and stock offering.

         The merger transaction with Patapsco Bancorp is valued at approximately $45.5 million. Under the terms of the transaction, shareholders of Patapsco Bancorp will be entitled to receive either $23.00 in cash or 2.3 shares of Bradford Bancorp common stock (assuming a $10.00 per share initial public offering price) in exchange for each share of Patapsco Bancorp common stock. Based upon the $23.00 per share price, the consideration is approximately 278% of tangible book value, 229% of book value and 30 times trailing twelve months earnings.

         In connection with the merger, the Board of Directors of Bradford Bank's mutual holding company, Bradford Bank MHC, has adopted a Plan of Conversion for the mutual holding company to convert into the capital stock form of organization. Bradford Bancorp, Inc., a new Maryland corporation, is being organized to succeed to the rights and obligations of the current Bradford Bancorp, and to offer for sale in the conversion shares of common stock to depositors of Bradford Bank and the community, based upon an independent valuation.

         The conversion is subject to approval of the members of Bradford Bank MHC and the merger is subject to approval of the stockholders of Patapsco Bancorp. Both transactions are subject to regulatory approval. The offering of shares in the conversion is expected to occur late in the third quarter of 2007 with the closing of both the conversion and the merger to occur early in the fourth quarter of 2007.


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         "We believe that adoption of this plan of conversion and the merger with Patapsco Bancorp is in the best interests of the members of Bradford Bank MHC and the communities we serve," stated Dallas R. Arthur, President of Bradford Bank MHC, Bradford Bancorp and Bradford Bank. "The offering and the merger should provide additional capital to support our future growth, expand the geographic scope of the Bradford franchise, facilitate our continued development as a full-service community bank, and provide for an opportunity to combine management talent" continued Mr. Arthur.

         Michael J. Dee, the President of Patapsco Bancorp and Patapsco Bank, stated that, "we believe the merger with Bradford Bancorp provides Patapsco Bancorp stockholders with an excellent opportunity. Moreover, our customers and community members will benefit from access to a broad variety of products, services and locations within the Baltimore area."

         In connection with the conversion and merger, Bradford Bancorp retained Muldoon Murphy & Aguggia LLP as its legal counsel and Feldman Financial Advisors, Inc. as its merger financial advisor. Patapsco Bancorp engaged Luse Gorman Pomerenk & Schick, P.C. as its merger legal counsel and Sandler O'Neill & Partners, L.P. as its merger financial advisor.

TERMS OF THE MERGER

         Under the terms of the agreement, Patapsco Bancorp shareholders may elect to receive either shares of Bradford Bancorp common stock or $23.00 in cash in exchange for their shares of Patapsco Bancorp common stock. The elections of Patapsco Bancorp shareholders will be subject to the requirement that 50% of Patapsco Bancorp shares be exchanged for cash and 50% be exchanged for Bradford Bancorp common stock. To the extent they receive Bradford Bancorp shares, the transaction is expected to be tax-free to Patapsco Bancorp shareholders.

         The number of shares of Bradford Bancorp common stock into which each Patapsco Bancorp share will be exchanged is expected to be 2.3, based on a $10.00 initial offering price for shares issued in Bradford Bancorp's stock offering.

         Following the merger, two members of the Patapsco Bancorp board of directors will join Bradford Bancorp's board of directors.

ABOUT THE COMPANIES

         Bradford Bancorp is the parent company for Bradford Bank, a federally chartered savings bank headquartered in Baltimore, Maryland. Bradford Bank currently operates 7 full-service offices in the greater Baltimore metropolitan area. As of December 31, 2006, Bradford Bancorp had total consolidated assets of $474.1 million, total deposits of $386.1 million and total stockholders' equity of $40.8 million. Subsequent to December 31, 2006, Bradford Bancorp closed its acquisition of Valley Bancorp, Inc. which increased total assets of Bradford Bancorp to approximately $520 million on a pro forma basis at December 31, 2006.


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         On January 4, 2007, Bradford Bank and Golden Prague Federal Savings and
Loan Association, Baltimore, Maryland, announced that they entered into a definitive agreement under which Golden Prague will merge with and into Bradford Bank. In addition, on January 29, 2007, Bradford Bank and Senator Bank, Cockeysville, Maryland, announced that they entered into a definitive agreement under which Senator Bank will merge with and into Bradford Bank. The mergers with Golden Prague and Senator Bank are expected to close in the second quarter of 2007 and are subject to Golden Prague and Senator Bank member approval and regulatory approval. Upon the completion of the mergers with Golden Prague, Senator Bank and The Patapsco Bank, Bradford will operate 14 branches, all in the Baltimore metropolitan area.

         Patapsco Bancorp is the parent company of The Patapsco Bank, a Maryland chartered commercial bank, also headquartered in Dundalk, Maryland. Patapsco Bank operates five full-service offices in the greater Baltimore metropolitan area. As of December 31, 2006, Patapsco Bancorp had total consolidated assets of $246.8 million, total deposits of $182.6 million and total stockholders' equity of $19.1 million.

FORWARD-LOOKING STATEMENTS

         This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may." Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Forward-looking statements speak only as of the date they are made. The following factors, among others, could cause the actual results to differ materially from the expectations stated in this news release:
Bradford's ability to integrate successfully Patapsco Bancorp and The Patapsco Bank following the merger and stock conversion, including the retention of key personnel; Bradford's ability to realize fully the expected cost savings and revenues on a timely basis; an increase in competitive pressures on depository institutions; greater than expected operating costs, customer losses and business disruption following the merger; a failure to obtain governmental approvals of the merger or the stock conversion or the imposition of adverse regulatory conditions in connection with such approvals; and the failure of Patapsco Bancorp's shareholders to approve the merger or Bradford Bank MHC's eligible members to approve the stock conversion.

         Factors that could have a material adverse effect on the operations of Bradford Bancorp and/or Patapsco Bancorp and their respective subsidiaries include, but are not limited to: changes in general economic conditions, interest rates, deposit flows, loan demand, real estate values, competition, and the demand for financial services and loan, deposit, and investment products in any of the companies' local markets; changes in the quality or composition of any of the companies' loan or investment portfolios; inability to successfully carry out marketing and/or expansion plans; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting any of the companies' operations, pricing, and services. Bradford Bancorp and Patapsco Bancorp do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.


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ADDITIONAL INFORMATION AND WHERE TO FIND IT

         Bradford Bancorp will file a registration statement that will include a proxy statement/prospectus, and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the "SEC"). Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Bradford Bancorp and Patapsco Bancorp, at the SEC's Internet site (http://www.sec.gov).

         Copies of the prospectus can be obtained, when available and without charge, by directing a request to Bradford Bancorp, Inc., Kimberly Ruckle, 6910 York Road, Baltimore, Maryland 21212, (410) 372-1461. In addition, copies of the proxy statement/prospectus can be obtained, when available and without charge, by directing a request to Patapsco Bancorp, Michael J. Dee, 1301 Merritt Boulevard, Dundalk, Maryland 21222, (410) 285-1010.

         Patapsco Bancorp and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Patapsco Bancorp in connection with the merger. Information about the directors and executive officers of Patapsco Bancorp and their ownership of Patapsco Bancorp common stock is set forth in the proxy statement, dated September 25, 2006 for Patapsco Bancorp's annual meeting of stockholders held on October 26, 2006, and available from the company by writing Michael J. Dee at the above address. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

         The offering will be made only by means of a prospectus in accordance with the Securities Act of 1933, as amended, and all applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.